Attention Business Editors:

Richard E. Waugh appointed President of Scotiabank

TORONTO, Jan. 15 /CNW/ — Scotiabank announced today that Richard E. Waugh has been appointed to the position of President, effective immediately. He will also be joining the Bank’s Board of Directors. Mr. Waugh is currently Vice-Chairman, Wealth Management and International Banking.

Mr. Waugh began his career with Scotiabank in Winnipeg in 1970 and has served in the Bank’s investment, corporate, international, and retail and commercial areas. He became Senior Vice-President of North American Corporate Banking in 1983, Senior Vice-President at the Bank’s New York Agency in 1985 and then Executive Vice-President in New York in 1991. He returned to Toronto to serve as Senior Executive Vice-President of Corporate Banking in 1993. Mr. Waugh was named Vice-Chairman in 1995 and was appointed to his current role in 1998.

“Rick has very broad-based experience in virtually all areas of the Bank. He’s a strong results-oriented leader, with more than three decades at Scotiabank,” said Mr. Peter C. Godsoe, Chairman and CEO. “Rick’s appointment positions us extremely well to continue to produce superior results for all our major stakeholders.”

Mr. Godsoe remains Scotiabank’s Chairman and CEO. The Bank will make a further announcement on succession plans later this year that will see Mr. Godsoe step down as CEO, but continue on as Chairman of the Board for a further period of time. It is the Board’s intention to appoint a non-executive Chairman of the Board, following Mr. Godsoe’s retirement as Chairman.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services, including personal, commercial, corporate and investment banking. With C$296 billion in assets (as at October 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information: please call Pam Agnew, Scotiabank Public Affairs, (416) 866-7238; or Diane Flanagan, Scotiabank Public Affairs, (416) 866-6806